Date of Request: January 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman, Branch Chief; Kathleen Collins, Accounting Branch Chief; and Gabriel Eckstein, Staff Attorney

Re:                 LegalZoom.com, Inc.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-181332)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LegalZoom.com, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2012.

The Registrant submits this request for immediate withdrawal as it does not intend to pursue the contemplated public offering at this time.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement has not been declared effective by the Commission.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for any future use.

The Registrant advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

January 7, 2014

SEC-Division of Corporation Finance

Further, pursuant to Rule 418 under the Securities Act, the Registrant requests that all materials provided supplementally to the Commission be returned to the Registrant. In addition, the Registrant requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Registrant.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practical date hereafter.  Please provide a copy of the Order to the undersigned via email at jsuh@legalzoom.com, with a copy to C. Thomas Hopkins of Cooley LLP, via email at thopkins@cooley.com.  If you have any questions regarding this request, please contact the undersigned at (323) 962-8600 or Mr. Hopkins at (310) 883-6417. Thank you for your attention to this matter.

Sincerely,

LEGALZOOM.COM, INC.

By:	/s/ John Suh
John Suh
Chief Executive Officer

CC: C. Thomas Hopkins, Cooley, LLP